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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. ___ )*


                          Workflow Management, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $.001 per share
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                       (Title of Class of Securities)

                                  98137N109
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                               (CUSIP Number)

                             Jonathan J. Ledecky
                        901 15th Street NW, Suite 950
                            Washington, DC 20005
                               (202) 261-6020

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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 9, 1998
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.         98137N109                              Page 2 of 5 Pages

                                                     SCHEDULE 13D

=====================================================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jonathan J. Ledecky

=====================================================================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) | |
                                                                                                             (b) | |

=====================================================================================================================
3        SEC USE ONLY

=====================================================================================================================
4        SOURCE OF FUNDS*
         00
=====================================================================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 | |

=====================================================================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
=====================================================================================================================
   NUMBER OF         7     SOLE VOTING POWER
    SHARES                 1,345,495(1)
 BENEFICIALLY        ================================================================================================
   OWNED BY          8     SHARED VOTING POWER
     EACH                  0
  REPORTING          ================================================================================================
    PERSON           9     SOLE DISPOSITIVE POWER
     WITH                  1,345,495 (1)
                     ================================================================================================
                     10    SHARED DISPOSITIVE POWER
                           0
=====================================================================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,345,495 (1)
=====================================================================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   | |

=====================================================================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3% (2)
=====================================================================================================================
14       TYPE OF REPORTING PERSON
         IN
=====================================================================================================================

--------------
(1)  Includes 1,096,895 shares of common stock, $.001 par value, of Workflow Management, Inc. (the "Company") which may be acquired upon the exercise of stock options granted to the reporting person.
(2)  Based upon 13,389,362 shares of Company common stock issued and outstanding as of August 5, 2003.



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CUSIP No.         98137N109                                Page 3 of 5 Pages

ITEM 1.           SECURITY AND ISSUER:

           This statement relates to the common stock, par value $.001 per share (the "Common Stock") of Workflow Management, Inc. (the "Company"). The address of the principal executive offices of the Company is 240 Royal Palm Way, Palm Beach, Florida 33480.

ITEM 2.           IDENTITY AND BACKGROUND:

         (a) This statement is filed by Jonathan J. Ledecky ("Ledecky"), an individual.

         (b) Ledecky's business address is 901 15th Street NW, Suite 950, Washington, DC 20005.

         (c)  Ledecky's principal occupation is to make investments.

         (d) During the past five years, Ledecky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Ledecky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ledecky was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Ledecky is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         On June 9, 1998, Ledecky, former Chairman of U.S. Office Products Company ("U.S. Office Products"), acquired 248,433 shares of Common Stock of the Company in connection with U.S. Office Products' strategic restructuring plan (the "Plan"). U.S. Office Products formed the Company pursuant to the Plan and (1) transferred to the Company substantially all the assets and liabilities of U.S. Office Products' Print Management Division and (2) distributed to holders of U.S. Office Products common stock 14,625,268 shares of the Company's Common Stock (the "Distribution"). Under the terms of the Plan, Ledecky received one share of Company Common Stock for every
7.5 shares of U.S. Office Products Common Stock held on June 9, 1998. Ledecky was not required to pay any consideration for the shares of Company common stock he received in the Distribution.

         In addition, as of June 10, 1998 pursuant to the Plan, Mr. Ledecky was granted options under the Company's 1998 Stock Incentive Plan to acquire up to 1,096,895 shares of the Company at an exercise price of $9.00 per share, which was equal to the closing price of the Common Stock as reported on Nasdaq on June 10, 1998. The estimated value of this option depends on its exercise price and the trading volatility of the Company common stock.


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CUSIP No.         98137N109                                Page 4 of 5 Pages


         Ledecky's option was fully vested when granted and became exercisable on June 10, 1999. All unexercised portions of the option expire ten years after its date of grant or, if applicable, as of the date Ledecky violates his non-competition agreement with the Company.

ITEM 4.           PURPOSE OF TRANSACTION:

            The information set forth in Item 3 is incorporated herein by reference.

            Ledecky holds the Common Stock of the Company for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), and subject to certain arrangements described in this statement, Ledecky may from time to time acquire additional securities of the Company or dispose of all or a portion of his investment in the Company.

            Except as described in this statement, Ledecky presently has no plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

            (a) Ledecky is the beneficial owner of 1,345,495 shares of common stock of the Company, or approximately 9.3% of the Common Stock (assuming there are 13,389,362 shares of common stock outstanding) as of August 5, 2003.

            (b) Ledecky has sole voting power and sole dispositive power over the 1,345,495 shares he beneficially owns.

            (c) Except as otherwise set forth in this statement, Ledecky has not effected any transactions in the common stock during the past 60 days.

            (d) No person other than Ledecky has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,345,495 shares of common stock beneficially owned by Ledecky.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

            Not applicable.



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CUSIP No.         98137N109                                Page 5 of 5 Pages



                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 15, 2003

                                             By: /s/ Jonathan J. Ledecky
                                                -------------------------------
                                                Jonathan J. Ledecky